FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

On 25 March 2026, HSBC submitted the below announcement to the Stock Exchange of Hong Kong Limited regarding a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules relating to contingent convertible securities.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

25 March 2026	(Hong Kong Stock Code: 5)
HSBC HOLDINGS PLC

Waiver granted pursuant to Rule 13.36(1) of the Hong Kong Listing Rules relating to contingent convertible securities

HSBC Holdings plc (the "Company") has applied for, and The Stock Exchange of Hong Kong Limited has granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") pursuant to which the Company is permitted to seek (and, if approved, to utilise) an authority (the "Mandate") to issue Contingent Convertible Securities ("CCSs") (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital (the "Waiver").

CCSs are debt securities which convert into ordinary shares in certain prescribed circumstances, and which benefit from a particular regulatory capital treatment under European Union and United Kingdom legislation.

The Company typically seeks at each annual general meeting ("AGM") a general authority to allot shares both on a pre-emptive and non-pre-emptive basis ("General Allotment Authority"). The General Allotment Authority is consistent with institutional guidelines issued by The Investment Association and the Pre-Emption Group's Statement of Principles and complies with the relevant requirements of the Hong Kong Listing Rules including Rule 13.36(2) which limits the general mandate for non-pre-emptive issues to 20 per cent of the Company's issued share capital.

The Mandate, if approved, will be in addition to the General Allotment Authority referred to above. The Company will only issue CCSs pursuant to the authority granted under the Mandate and not under its General Allotment Authority.

The Waiver has been granted on terms that permit the Mandate, if approved, to continue in force until: (i) the conclusion of the first AGM of the Company following the date on which the Mandate is approved (or an earlier date which the Company may specify) at which time the Mandate shall lapse unless it is renewed, either unconditionally or subject to conditions; or (ii) such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

The Waiver is granted subject to the conditions that the Company must announce the Waiver before seeking the Mandate; and that any announcement of the Waiver, and any announcements and circulars in connection with the Mandate, should clearly indicate the Mandate is in addition to the general mandate under Rule 13.36(2).

For and on behalf of
HSBC Holdings plc
Angela McEntee
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chairman
† Independent non-executive Director

HSBC Holdings plc

Registered Office and Group Head Office:

8 Canada Square, London E14 5HQ, United Kingdom

Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 25 March 2026